EXHIBIT 99.11

PRESS RELEASE

Oman: TotalEnergies signs agreements

for the development of low carbon natural gas projects

Paris, December 21, 2021 – TotalEnergies has signed with the Ministry of Energy and Minerals of the Sultanate of Oman a series of agreements for the sustainable development of the country’s natural gas resources. These agreements include:

•	The establishment of Marsa LNG, an integrated company between TotalEnergies (80%) and Oman National Oil Company, OQ (20%). Marsa LNG will produce natural gas from Block 10, with a view to subsequently develop a low-carbon LNG plant in Sohar, powered by solar electricity, for the production of LNG for bunker fuel.

•	A concession agreement for Block 10, to develop and produce natural gas from this block. Marsa LNG will hold a 33.19% interest in Block 10, together with its partners OQ and Shell Integrated Gas Oman B.V. (operator). TotalEnergies’ production from Block 10 is expected to reach approximately 24,000 boe/d in 2023.

•	A Gas Sales Agreement, under which Marsa LNG will sell natural gas from Block 10 to the Government of Sultanate of Oman, for a duration of 18 years or until the start-up of Marsa LNG plant.

“We are pleased to sign these agreements with the Sultanate of Oman and further develop our activities in the country while contributing to develop its energy sector in a more sustainable manner”, said Laurent Vivier, Senior Vice President Middle East and North Africa, Exploration and Production, at TotalEnergies.

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About TotalEnergies EP in Oman

In Oman, the Company’s production was 39 kboe/d in 2020. TotalEnergies produces oil in Block 6 (4%), as well as LNG through its participation in the Oman LNG (5.54%)/Qalhat LNG (2.04% via Oman LNG) liquefaction complex with an overall capacity of 10.5 Mt/y. In 2020 TotalEnergies also signed an Exploration Production Sharing Agreement for Block 12 with the Ministry of Energy and Minerals. TotalEnergies is operator of Block 12 covering 10,000 km2 with a 80% share alongside its partner PTTEP of Thailand (20%).

TotalEnergies second largest private global LNG player

TotalEnergies is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 million tons per annum (Mtpa) by 2025 and a global market share of around 10%. The Company benefits from strong and diversified positions throughout the LNG value chain: gas production and liquefaction, LNG transportation and trading, and contribution to the development of the LNG industry for maritime transport. Through its interests in liquefaction plants in Qatar, Nigeria, Russia, Norway, Oman, Egypt, the United Arab Emirates, the United States, Australia and Angola, the Company markets LNG on all world markets.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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